                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended DECEMBER 31, 2002

                         Commission file number: 1-5256

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                              (Full title of plan)

                           105 CORPORATE CENTER BLVD.
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)

                                 (336) 424-6000
              (Registrant's telephone number, including area code)

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

                                TABLE OF CONTENTS

                                                                                    Page No.
Report of Independent Auditors                                                          4

Statements of Net Assets Available for Benefits
         December 31, 2002 and 2001                                                     5

Statements of Changes in Net Assets Available for Benefits -
         For the Years Ended December 31, 2002, 2001, and 2000                          6

Notes to Financial Statements                                                           7

Supplemental Schedules*:
         Schedule H - Line 4i - Schedule of Assets (Held at End of Year)               15

         *    -     Other schedules required by Section 2520.103-10 of the
                    Department of Labor Rules and Regulations for Reporting and
                    Disclosure under ERISA have been omitted because they are
                    not applicable.

 Exhibit 23.1 - Consent of Independent Auditors                                        16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      VF Corporation Tax-Advantaged Savings Plan
                                                for Salaried Employees

                                      By: /s/ Frank C. Pickard III
                                         ---------------------------------------
                                          Frank C. Pickard III
                                          Vice President, Treasurer
                                          VF Corporation

Date: June 27, 2003

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H-Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Greensboro, NC
June 6, 2003

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                December 31
                                                            2002           2001
                                                        ------------   ------------
ASSETS
Investments, at fair value
  VF Corporation common stock -
   821,584 shares in 2002
   633,893 shares in 2001                               $ 31,199,004   $ 24,731,732

  VF Corporation ESOP preferred stock -
  1,195,198 shares in 2002
  1,477,929 shares in 2001                                69,561,752     92,252,328
  Other securities                                       284,154,240    211,909,046
                                                        ------------   ------------
     Total investments                                   384,914,996    328,893,106
Loans receivable from participants                        12,893,922     13,300,763
                                                        ------------   ------------
       TOTAL ASSETS                                      397,808,918    342,193,869
                                                        ------------   ------------

LIABILITIES
Employee Stock Ownership
  Plan obligation payable to VF Corporation                        0      2,872,310
                                                        ------------   ------------
       TOTAL LIABILITIES                                           0      2,872,310
                                                        ------------   ------------
Net assets available for benefits                       $397,808,918   $339,321,559
                                                        ============   ============

See notes to financial statements.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                     Year Ended December 31
                                                             2002            2001             2000
                                                        --------------   ------------   ---------------
Investment income(loss)

  Dividends on VF Corporation ESOP
    Preferred Stock                                     $    2,740,035   $  3,147,511   $     3,335,572
  Interest                                                           0              0             9,214
  Net realized and unrealized appreciation
   (depreciation) in fair value of investments             (32,304,400)   (12,351,851)       (2,907,045)
  Dividends on VF Corporation common stock                     923,607        623,262           613,165
  Income from mutual funds and bank common
    Trust funds                                              1,934,632      3,451,137        13,047,168
                                                        --------------   ------------   ---------------
                                                           (26,706,126)    (5,129,941)       14,098,074
                                                        --------------   ------------   ---------------

  Interest on participant loan repayments                      901,615      1,005,453           907,214
  Transfer from merged plans (Note A)                      109,477,867              0        22,460,258
  Participant contributions                                 17,693,205     21,305,026        21,275,592
  VF Corporation contributions                               6,227,262      7,086,364         7,172,768
                                                        --------------   ------------   ---------------
                                                           107,593,823     24,266,902        65,913,906
                                                        --------------   ------------   ---------------

Benefits paid to participants                              (48,756,021)   (24,965,767)      (26,745,185)
Forfeitures that reduce
  VF Corporation contributions                                (268,296)      (232,386)         (287,053)
Interest paid to VF Corporation on Employee
  Stock Ownership Plan obligation                              (82,147)      (854,340)       (1,744,899)
                                                        --------------   ------------   ---------------
Net increase (decrease)                                     58,487,359    (1,785,591)        37,136,769

Net assets available for benefits
  at beginning of year                                     339,321,559    341,107,150       303,970,381
                                                        --------------   ------------   ---------------
Net assets available for benefits
  at end of year                                        $  397,808,918   $339,321,559   $   341,107,150
                                                        ==============   ============   ===============

See notes to financial statements.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF THE PLAN

VF Corporation (the Corporation) sponsors the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain salaried employees of specified subsidiaries may elect to contribute between 2% and 25% of their compensation to the Plan (highly compensated employees are limited to 10%). The Corporation matches employee contributions by 50% for up to 6% of compensation contributed by the employee. Employees remain fully vested in their contributions to the Plan. The Corporation's matching contributions are vested monthly on a pro rata basis, with full vesting after five years of service or upon normal retirement, disability or death.

The Plan includes an Employee Stock Ownership Plan (ESOP). In 1990, the ESOP purchased 2,105,263 shares of VF Corporation 6.75% Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock) for $65.0 million. Each share of ESOP Preferred Stock, which has a redemption value of $30.875 plus cumulative accrued dividends, is convertible into 1.6 shares of VF Corporation Common Stock and is entitled to two votes. The trustee for the ESOP may convert the ESOP Preferred Stock to Common Stock at any time or may cause the Corporation to redeem the ESOP Preferred Stock under certain circumstances. The ESOP Preferred Stock also has preference in liquidation over all other stock issues. Of the shares of ESOP Preferred Stock owned by the ESOP, 1,195,198 shares in 2002 and 1,420,338 shares in 2001 have been allocated to employees.

The ESOP's purchase of the ESOP Preferred Stock was funded by a loan of $65.0 million from the Corporation that bears interest at 9.8%. The loan was repaid in 2002. In 2002 all remaining shares of ESOP Preferred Stock were allocated to Plan participants. Effective April 2002 the match is invested in the same manner as employee contributions. Effective October 2002, participants may diversify their ESOP Preferred Stock balances.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company (Fidelity) with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs and investment objectives of the Plan funds are as follows:

         (a)      Money Market Fund: Monies are invested in a money market fund.

         (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

         (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

         (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

         (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

         (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

         (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

         (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

         (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

         (j) VF Corporation Common Stock Fund: Monies are invested in common stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

         (k) Various Mutual Funds: Participants can select from an additional 250 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options with various investment objectives.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

Individual accounts are maintained for each participant; each account includes the individual's contributions, Corporation matching contributions and investment funds' earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum or in an annuity, or accounts may be rolled over into another IRS-approved tax deferral vehicle. Forfeitures are used to reduce VF Corporation's obligation to pay plan expenses.

The transfers of applicable participant balances from the North Face, Inc. 401(k) Savings Plan and the Blue Bell Savings, Profit Sharing and Retirement Plan, which were merged into the Plan in 2002 and the Bestform Savings Plan, Todd Uniform and Horace Small Savings Plans, which were merged into the Plan in 2000, have been disclosed separately in the respective Statements of Changes in Net Assets Available for Benefits.

Participants may borrow from their individual account. Participants are charged interest at the Morgan Guaranty "Published" prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Participants may borrow up to 50% of the participant's total vested account balance, but may not borrow from the Corporation matching portion. Payment in full is required at termination of employment. There were 2,821 loans outstanding at December 31, 2002.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time. In the event of termination, participants become fully vested in their accounts.

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The ESOP Preferred Stock is stated at fair value, based on the greater of 160% of the fair value of the Corporation's Common Stock or the preferred stock's stated redemption price of $30.875 per share. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE D -- RELATED PARTY TRANSACTIONS

Related parties to the Plan include VF Corporation, the Plan sponsor, and Fidelity Management Trust Company and United Missouri Bank (UMB), the Plan's trustees. Certain plan investments are funds managed by Fidelity and UMB and therefore these transactions qualify as party-in-interest.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:

                                                        Net Realized and Unrealized
                                                      Appreciation (Depreciation) in                       Fair Value
                                                 Fair Value for the Year Ended December 31               At December 31
                                            --------------------------------------------------   -------------------------------
                                                 2002             2001              2000              2002            2001
                                            --------------   ---------------   ---------------   --------------   --------------
Fair value as determined by
   Quoted market or stated
   Redemption price:
VF Corporation common stock                 $     (781,330)  $     2,452,027   $     5,219,011   $   31,199,004   $   24,731,732
ESOP Preferred Stock                            (5,218,932)        6,839,407        15,139,218       69,561,752       92,252,328
Mutual funds and
   bank common trust funds                     (28,611,592)      (23,634,971)      (25,209,654)     212,011,805      177,870,890
                                            --------------   ---------------   ---------------   -------------    --------------
                                               (34,611,854)      (14,343,537)       (4,851,425)     312,772,561      294,854,950
                                            --------------   ---------------   ---------------   --------------   --------------
Fair value as determined by
Plan trustee:
 Mutual funds and
   bank common trust funds                       2,307,454         1,991,686         1,944,380       72,142,435       34,038,156
                                            --------------   ---------------   ---------------   --------------   --------------
                                                 2,307,454         1,991,686         1,944,380       72,142,435       34,038,156
                                            --------------   ---------------   ---------------   --------------   --------------
                                            $  (32,304,400)  $   (12,351,851)      $(2,907,045)  $  384,914,996   $  328,893,106
                                            ==============   ===============   ===============   ==============   ==============

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

The fair value of investments that individually represent 5% or more of the Plan's net assets at December 31 of one or both years are as follows:

                                                                   2002             2001
                                                             ---------------   ---------------
ESOP Preferred Stock                                         $    69,561,752   $    92,252,328
  (1,195,198 shares and 1,477,929 shares)
Fidelity Growth & Income Fund                                     58,865,805        52,881,518
  (1,942,125 shares and 1,414,701 shares)
VF Corporation Common Stock                                       31,199,004        24,728,178
  (821,584 shares and 633,893 shares)
Fidelity US Equity Index Commingled Pool                          32,870,481        32,506,489
  (1,251,255 shares and 963,155 shares)
ProCapp Fixed Income Fund                                         72,142,435        34,038,156
  (5,884,375 shares and 2,931,796 shares)
Fidelity Retirement Money Market Portfolio                        22,657,874        17,963,369
   (22,657,874 shares and 17,963,369 shares)

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

NOTE F -- NONPARTICIPANT DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                Employee Stock Ownership
                                                         Plan
                                                      December 31
                                                 2002             2001
                                            --------------   ---------------
ASSETS
  VF Corporation ESOP
  Preferred Stock
  1,195,198 shares in 2002
  1,477,929 shares in 2001                               -   $    92,252,328

  Other securities                                       -           373,368
                                            --------------   ---------------
    Total investments                                    -        92,625,696
                                            --------------   ---------------
    TOTAL ASSETS                                         -        92,625,696
                                            --------------   ---------------

LIABILITIES

Employee Stock Ownership
  Plan obligation  payable to VF
  Corporation                                            -         2,872,310
                                            --------------   ---------------
    TOTAL LIABILITIES                                    -         2,872,310
                                            --------------   ---------------
Net assets available for benefits                        -   $    89,753,386
                                            ==============   ===============

As discussed in Note A, plan participants may diversify their ESOP Preferred Stock balances and therefore there are no non-participant directed investments at December 31, 2002.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                          Notes to Financial Statements

NOTE F -- NONPARTICIPANT DIRECTED ACCOUNTS (Continued)

                                                                            Year Ended December 31
          Changes in Net Assets                                    2002             2001             2000
          ---------------------                              ---------------   ---------------   --------------
Investment income:
  Dividends on ESOP Preferred Stock                                        -   $     3,147,511   $    3,335,572
  Net realized and unrealized appreciation
 (depreciation)in fair value of investments                                -         6,389,407       15,139,218
  Income from mutual funds and
    bank common trust funds                                                -            19,947           37,564
                                                             ---------------   ---------------   --------------
                                                                           -         9,556,865       18,512,354
Contributions
  VF Corporation                                                           -         7,121,014        7,172,768
                                                             ---------------   ---------------   --------------
                                                                           -         7,121,014        7,172,768
                                                             ---------------   ---------------   --------------

Benefits paid to participants                                              -        (5,412,637)      (3,950,527)
Forfeitures that reduce
  VF Corporation contributions                                             -          (207,517)        (201,027)

Interest paid to VF Corporation on Employee
  Stock Ownership Plan obligation                                          -          (854,340)      (1,744,899)
                                                             ---------------   ---------------   --------------
Net increase (decrease)                                                    -        10,653,385       19,788,669

Net assets available for benefits
  Beginning of year                                                        -        79,100,001       59,311,332
                                                             ---------------   ---------------   --------------
  End of year                                                              -   $    89,753,386   $   79,100,001
                                                             ===============   ===============   ==============

                   VF Corporation Tax-Advantaged Savings Plan
                             for Salaried Employees
           Schedule H-Line 4i-Schedule of Assets (Held at End of Year)
                              At December 31, 2002

        Identity of issue, borrower,                            Number of                            Current
          Lessor, or similar party                                Shares             Cost             Value
        ----------------------------                         ---------------   ---------------   --------------
*Fidelity Puritan Fund                                               872,794   $    14,742,949   $   13,781,416
*Fidelity Growth & Income Fund                                     1,942,125        60,660,601       58,865,805
*Fidelity Diversified International Fund                             348,281         6,861,448        5,976,508
*Fidelity Dividend Growth Fund                                       168,973         4,341,405        3,771,479
*Fidelity Retirement Money Market Portfolio                       22,657,874        22,657,874       22,657,874
*Fidelity U.S. Equity Index Commingled Pool                        1,251,255        41,513,754       32,870,481
 Baron Asset Fund                                                    202,544         9,090,300        6,971,575
 Longleaf Small Cap Fund                                             288,585         6,244,765        5,866,938
*ProCapp Fixed Income Fund                                         5,884,375        67,461,824       72,142,435
*VF Corporation Common Stock                                         821,584        19,842,846       31,199,004
*VF Corporation ESOP Preferred Stock                               1,195,198        53,354,074       69,561,752
*Various Mutual Funds                                                    N/A        74,637,723       61,249,729
 Loans receivable from participants
   (with interest rates from 5% to 9%)                                   N/A        12,893,922       12,893,922
                                                             ---------------   ---------------   --------------
                                                                               $   394,303,485   $  397,808,918
                                                             ===============   ===============   ==============

* represents a party-in-trust